FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

        For the month of June, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica -Supplementary call to the AGM	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further the communication published on May 7, 2020, the Company publishes a supplementary announcement to the call to the Annual General Shareholders’ Meeting of Telefónica, S.A., to be held foreseeably on June 12, 2020, at 11:00 a.m., on second call.

Madrid, June 4, 2020

TELEFÓNICA, S.A.
Supplementary call notice in relation to the Annual Shareholders’ Meeting

         In relation to the Annual Shareholders’ Meeting of TELEFÓNICA, S.A. called to be held in Madrid, at the offices of Telefónica, S.A. located in Distrito Telefónica, Ronda de la Comunicación s/n, Central Building Auditorium, on June 12, 2020 at 11:00 a.m. at second call, should the necessary statutory quorum not have been attained and the Meeting not have been able to be held at first call, also on June 11, 2020 in the same place and at the same time (the “Shareholders’ Meeting”), given the extension of the state of alarm for the management of the health crisis situation caused by COVID-19, authorized by the Congress of Deputies on June 3, 2020, and the restrictions on mobility and/or meeting that foreseeably will remain in force on the date set for holding the meeting, with a view to avoid undue discrimination and guarantee equal treatment among the shareholders, at all times aiming to safeguard the general interest and health of all shareholders, employees and other persons involved in preparing and holding the meeting, and in line with what was stated in the call notice to the Shareholders’ Meeting served on May 7, 2020, shareholders are informed of the following:

I.The Shareholders’ Meeting will be held without the physical attendance, in person, of shareholders, representatives or guests. The Company will set up the necessary technical systems to facilitate the attendance of Board members by audioconference or videoconference, as the case may be. Pursuant to article 41 of the Royal Decree-Law 8/2020 of 17 March on urgent extraordinary measures to deal with the economic and social impact of COVID-19, the Shareholders’ Meeting will be deemed to have been held at the Company’s registered office.
II.Shareholders are reminded that multiple channels and means are available to them to enable their remote participation in the Shareholders’ Meeting, without physically going to the venue at which the meeting is to be held. All are described in the call notice and on the corporate website www.telefonica.com.
In addition to attending the Shareholders’ Meeting remotely, shareholders may use the aforesaid means to grant their proxy or cast their vote electronically (on the corporate website www.telefonica.com or by calling the Shareholder Information Office at the toll free number 900 111 004) or by letter or e-mail.
III.As stated in the call notice, in order to access the remote attendance platform on the date the Shareholders’ Meeting is to be held, shareholders (or their representatives) must register on the website “2020 Shareholders’ Meeting/Remote Attendance”, available on the Company’s corporate website (www.telefonica.com) between 00:00 hours on June 6, 2020 and 24:00 hours on June 10, 2020.
Similarly, those who wish to attend remotely must access the remote attendance platform between 8:00 a.m. on June 11, 2020 (if the Shareholders’ Meeting is held at first call) or, as the case may be, 8:00 a.m. on June 12, 2020 (if the Shareholders’ Meeting is held at second call) and 9:00 a.m. on the related day.
IV.The Shareholders’ Meeting will be broadcast live on the Company’s corporate website (www.telefonica.com).

V.The Company will continue monitoring the evolution of the COVID-19 public health crisis and the related measures taken by the authorities, and if necessary will update the information set forth in this call notice.

SHOULD SHAREHOLDERS REQUIRE ADDITIONAL INFORMATION, THEY CAN CONTACT THE TELEFÓNICA SHAREHOLDER INFORMATION OFFICE BY CALLING THE TOLL FREE NUMBER 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY, OR BY SENDING AN E-MAIL TO accionistas@telefonica.com.

Madrid, June 4, 2020
The Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 4, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors